UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 26, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Medicis Pharmaceutical Corporation
File No. 1-14471 - CF#23586

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Medicis Pharmaceutical Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 11, 2009.

Based on representations by Medicis Pharmaceutical Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.2	through March 18, 2019
Exhibit 10.3	through April 8, 2019
Exhibit 10.4	through April 8, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Suzanne Hayes
Branch Chief